24-10141

[scribbled out] 1-A

06021602

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AXUM INCORPORATED

Colorado		20-2418378
State or Jurisdiction of incorporation or organization	Primary Standard Industrial Classficiation Code Number	I.R.S.Employer Identification No.

360 Jade Street, Broomfield Colorado. 80020. Tel.303-469-4619

Address and telephone number of principal executive offices

360 Jade Street, Broomfield, Colorado. 80020. Tel.303-469-4619

RECD S.E.C.
JAN 1 3 2006
1086

Address of principal place of business or intended principal place of business

Larry E. Johnson, 360 Jade Street, Broomfield, Colorado. 80020. Tel.303-469-4619

Name, address and telephone number of agent for service

Jan 24, 2006 - April 24, 2006

PROCESSED
JAN 1 8 2006
THOMSON
FINANCIAL

Approximate date of proposed sale to the public

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be reigstered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Class B Common Stock	$5,000,000 number of shares offered: 5,000,000.	$1.00	$5,000,000 minimum Offering aggregate price $2,762,454	$0 Reg-A Offering 5,000,000 shares



AXUM INCORPORATED

360 Jade Street,
Broomfield, Colorado. 80020.
Tel.303-469-4619/Fax.303-410-6534.
Email: axum@aol.com

Axum Incorporated
a Colorado Corporation

Type of Security offered: Class B Common Stock (Par Value $1.00 per share)
Maximum number of securities offered: 5,000,000 shares
Price per security: $1.00 per share
Total proceeds: if maximum sold: $5,000,000./Total proceeds: if minimum sold: $2,762,454.00
See: inside this Offering Circular

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The Distribution spread All Securities are as follows:

	Price to public	Underwriting discounts and commissions	Proceeds to issuer [1]
Per Unit	$1.00	----------------	$1.00
Total	$1.00	----------------	$1.00
Total Maximum	$5,000,000	----------------	$5,000,000
Total Minimum	$2,762,454	----------------	$2,762,454

No commissioned selling agent is selling the securities offered.
No finder's fee or similar payment is being made to any person
A Multigsignature Bank account is being used.
This Public Offering will end on April 24, 2006

Preliminary Offering Circular

This Preliminary offering statement pursuant to Regulation A relating to these securities has been filed with the Washington D.C. Office of the Securities and Exchange Commission

Information contained in this Preliminary Offering Circular is subject to completion or amendment. A registration statement relating to these securities was filed with the Securities and Exchange Commission.; this statement contains information such as and Board of Directors. These Securities may not be sold nor may offers to buy be accepted prior to the time an offering circular is delivered to the purchaser. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State

The date of this Preliminary Offering Circular is January 24, 2006

Available Information

If Axum Inc's offering is successful, it will not be a reporting company; However, it will send out annual reports that will contain financial statements.

Axum, Inc. will provide without charge to each person who receives an offering circular, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in the offering circular (not including exhibits to the information that is incorporated by reference unless th exhibits are themselves specifically incorporated by reference) and the address (including title or department) and telephone number to which such a request is to be directed.

Stabilization

Not applicable.

Notification

Summary

The following summary is qualified in its entirety by, and should be read in conjuction with, the more detailed information and financial statements included elsewhere in this Offering Circular.

The Company

Axum, Inc., a Colorado Corporation, was incorporated on March 1, 2005, to engage in any lawful buisness involving Entertainment and Communications: the Axum Cable Channel, Entertainment Resorts, Audio and Video Products, Computer data technologies, Radio Stations, Television Broadcast Stations, telecommunications technologies, audiobook and book publications, original movie, television and cable programming, internet e-commerce. resorts and any other form of Entertainment, Communications or telecommunications technologies now or in the future to be developed.

Offering

Class B Common Stock Offered................................	5,000,000 shares at $1.00 per share offering price.
Offering Price Per Share	$1.00 per share.
Class B Common Stock Outstanding.........................	5,000,000 assuming that 5,000,000 shares are sold.
Anticipated Use of Proceeds (assuming 5,000,000 shares are sold at a price of $1.00 per share)..	$800,000, Axum Resort Motel; JSP Acquisition $500,000; See **"USE OF PROCEEDS."**
Risk Factors..	An investment in the Shares offered is subject to a high degree of risk, including no operating history. See **"RISK FACTORS."**

1. Significant Parties

(a) Directors:

Larry E. Johnson, 360 Jade St, Broomfiled, CO. 80020.
Reynold Pierre-Louis, P.O.Box 634, Germantown, MD. 20875

(b) Officers:

Larry E. Johnson, 360 Jade St, Broomfield, CO. 80020, President & Senior Attorney/Secretary
Reynold Pierre-Louis, P.O. Box 634, Germantown, MD. 20875, Executive Advisor

(c) General Parnters:

None

(d) Record owners of 5% or more of any class of issuer's equity securities:

Same as (a) & (b) above.

(e) Beneficial owners of 5% or more of any class of issuers' equity securities:

Same as (a) & (b) above.

(f) Promoters of the issuer: None

(g) Affiliates of the issuer: None

(h) Counsel to the issuer with respect to the proposed offering:

Larry E. Johnson, Attorney at Law, 360 Jade St, Broomfield, CO. 80020

(i) Each underwriter with respect to the proposed offering: none

(j) The Underwriter's directors: None.

(k) The Underwriter's Officers: None.

(l) The Underwriter's general partners: None.

(m) Counsel to Underwriter: None.

2. Application of Rule 262

(a) Persons identified in response to Item 1 above are not subject to any disqualifications provisions set forth in rule 262.

3. Affiliate Sales

(a) This proposed offering does not involve resale of securities by affiliates of the issuer.

(b) The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

4. Jurisdictions in which Securities are to be Offered.

(a) These securities are not to be offered in any jurisdiction by underwriters, dealers or salespersons.

(b) All securities are to be offered by Axum, Inc. solely through its Board of Directors in all Jurisdictions as Axum, Inc. registers with particular states starting with: Colorado, New York, California, Florida and Texas. Offerings will be made by means of advertisements in newspapers, over radio, through television, and other mass communication means.

5. Unregistered Securities Issued or Sold within One Year.

(a) See "RECENT SALE OF UNREGISTERED SECURITIES" inside this document.

6. Other Present or Proposed Offerings.

Neither the issuer nor any affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A

7. Marketing Arrangments.

(a) No arrangements have been made to limit or restrict sales of other securities of the same class, to stabilize the market for any other securities offered, to withhold commissions, or otherwise holder underwriters or dealers responsible for the distribution of its participation.

(b) No underwriters are authorized or will confirm sales to any accounts in this offering.

8. Relationship with Issuer of Experts Named in Offering Statement. None.

9. Use of a Solicitation of Interest Document

No document authorized by Rule 254 was used prior to the filing of this notification.

Passive Market Making

Not applicabble

THE COMPANY

1. Exact corporate name: Axum Incorporated.
   State and date of incorporation: Colorado, March 1, 2005
   Street address of principal office: 360 Jade St, Broomfield, CO. 80303
   Company Telephone Number (303) 469-4619
   Fiscal Year: December 15
   Person(s) to contact at Company with respect to Offering: Larry E. Johnson, 303-469-4619

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

Directors, Officers, and significant employees

The director, officers and key employees of the Company, and ages are as follows:

Name	Position	Age
Larry E.Johnson	Director/President/ Senior Attorney	45
Reynold Pierre-Louis	Executive Assistant	45

Larry E. Johnson, is on the Board of Directors and holds the Officer position of President and Senior Attorney. He has held this position since Axum Media',Inc.'s incorporation. Pursuant to the Bylaws, Mr.Johnson may serve for a period of 4 years before facing election by Class A Common stock holders. His present term commenced on January 1, 2006 when he was elected to the Board of Directors and made President and Senior Attorney. He holds 40% ownership interest in Class A Common stock. . He is the driving force behind the development of Axum, Inc., including its business plan and legal start-up. He is a published author, and a former Candidate for the United States House of Representative and United States Senate, receiving 47% of the vote in an 2000 election for U.S. House. Mr. Johnson holds BA in History, an MAT in Secondary Education and U.S. History, and a Juris Doctorate.

Reynold Pierre-Louis, is Executive Assistant for Axum, Inc.; he olds a BA from the State University of New York at Binghamton. He was appointed to his position on February 7, 2005. He holds 9% ownership interest in Class A Stock. Mr. Pierre-Louis has an extensive background in Information Technologies. 3/2002—Present, He is a managing supervisor at the Department of Energy Network Operation Control Center, working for the ACS Government Solutions Group, Inc.; he is also the Apropos System Engineer; he was managing supervisor for DOE-HQ Microsoft Premier Support Contract. He was managing supervisor and Network Engineer 2000-2002, and he functioned as Site Manager for the Military District of Washington, a projected valued at 1.5 million dollars per year.

Neither Larry E.Johnson nor Mr. Reynold Pierre-Louis have had any bankruptcy petition filed by or against any business of which they were general partners or executive officers at any time. None of the above partiers have suffered any conviction in any criminal proceeding, and no criminal proceeding is pending. None of these persons are subject to any order, judgment, or decree of any court barring, suspending or otherwise, limiting their involvement in any type of business, securities or banking activities. Finally, none of these persons have ever been found to have violated a federal or state securities or commodities law. No judgment has been reversed, suspended, or vacated against them.

Security Ownership of Certain Beneficial Owners and Management

Class A Common Stock	Percent of Class A Stock 60%	Amount held prior to offering: 600 shares	Larry E. Johnson, 360 Jade Street Broomfield, CO. 80020
Class A Common Stock	Percent of Class A Stock 9%	Amount held prior to offering: 90 shares	Reynold Pierre-Louis, P.O.Box 634 Germantown, MD. 20875
Class A Common Stock	Percent of Class A Stock 41%	Amount held Prior to Offering: 410	Axum, Inc.

DESCRIPTION OF BUSINESS/MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

1. With respect to the business of the Company:

(a) Axum,Inc. will engage in any lawful business involving the Communications, Entertainment & Resort Industries including but not limited to: the opening of business and entertainment production offices, the publication of historical novels, such as *City of Magnificent Intentions* and other literary and audio-book products 6 months from receipt of proceeds; In addition, one year from receipt of proceeds, opening of the first Axum Resort Motel; In addition, three years from receipt of proceeds, the launching of the Axum Radio Station and Axum Cable Channel. Axum, Inc. will seek to grow as a company in the following communications, entertainment & resort enterprises over the ensuing years: Radio Stations, Television Broadcast stations, Axum Arts Resorts, E-Commerce, Computer Data technologies, Providing of Audio and Video duplication services, construction of pre and post-movie production studios. In addition, Axum, Inc. will seek to grow as a company in any other form of Entertainment, Communications and Telecommunications technologies now or in the future to be developed; it will engage in any lawful business involving book publications, original movies and television programming, and any other medium of entertainment now or in the future to be developed.

(b) Immediately after the receipt of $800,002.00 in process from this Regulation-A Offering, Axum, Inc. will establish the first Axum Resort Motel.

(c) Within 6 months from the closure of this Regulation-A Offering, Axum, Inc. will have developed a fully functional, multilingual, E-Commerce site. Axum, Inc. will have completed construction of its audio productions studio.

(d) Within 1 year from the closure of this Regulation-A Offering, Axum, Inc. will have developed and constructed its first Axum Resorts Motel complex, a Real Estate Investment Trust project wholly owned and managed by Axum, Inc; it will be fully equipped with: a multi-screen theater with stadium style seats, live stage dinner theater, at least 10 resorts rooms for business and tourist guest, and pavilions for various arts retail products.

(e) Within 3 years of this Regulation-A Offering, and with proceeds from Axum's initial products proceedings from this public offering, Axum, Inc., will build and begin to broadcast its Axum Cable Channel from & in Boulder, Colorado. The Facility will be a state of the art, digital telecommunications building, from which movies, television programming, CDs, CD-Rom, Audio, Books, and other entertainment products will originate. The facility will have Satellite uplink and downlink capability for sending out Axum's cable channel signal. Axum, Inc. will accomplish this in six phases: (1) obtain necessary licenses from the Federal Communications Commission for broadcasting, (2) rent facilities as well as equip production and broadcast studios, (3) purchase uplink & downlink equipment, obtain satellite access, (4) obtain programming and make original programming, (5) begin broadcasting Axum Cable signal over the satellite and acquire access to cable networks for the Axum Cable Channel, (6) begin selling advertising space to interested businesses.

(f) Axum, Inc. will be selling its products in a competitive book and audiobook industry. For example, Axum Publications would compete with such entities as Bantam Books, Daw Books, Crossway Books and others already in the industry. However, the book and audio-book industry is fluid and the channels of distribution of these product are multiple. In addition, within 3 years, Axum, Inc., will be in the competitive Communications and Entertainment Industries; for example, cable television. Axum, Inc. would be competing directly against other cable channels (such as Black Entertainment Channel, or Science Fiction Channel for access to cable networks such Comcast), When Axum, Inc. launches its cable channel, it will be through satellite distribution.

(g) Axum, Inc.'s Axum Arts Resorts will be entering into a competitive hotel and resort market in Boulder, Colorado. It will compete against such local hotels and inns as Marriott, Niwot Inn, Days Inn and Comfort Inn; it will also be competing against the local dinner theater, Boulder Dinner Theater, and various local movie theaters. However, the market is playable and interchangeable, and Boulder is a tourist and college town with a constant influx of new customers which allow for continuous re-branding and customer loyal development.

The trend in the telecommunications industry is to digital broadcast, whether by wire or over the air; by 2006 it is anticipated that analogue broadcast will cease. Axum, Inc. being a new company, will be going straight to digital technology.

(h)
(1) The building of it's E-Commerce Gateway vehicle. With its E-Commerce Gateway,

Axum, Inc. will have a place of commerce, news, interactive games, multifacited links, streaming audio and video, and chats. These will help promote Axum development. With digital technology and broadband, Axum foresees a merger between its cable property and its internet technologies. (2) Regulation-A promotion through local advertising in print radio, and television commercials. This will be an acquaintance campaign designed to develop a good starting relationship with Colorado residents, consumers and investors. Axum, Inc. plans to run a series of 30 sec advertisements in local radio and television stations; it will also run several full page advertisements in local and national newspaper such as the Denver Post and the Boulder Camera. (3) The next will be a national advertising campaign through direct mailings to targeted potential investors. (4) The fourth stage will be product driven and word-of-mouth. Axum, Inc.'s production of original and exclusive books and audiobook products for retail sale will help spread the message about Axum, Inc. and the Axum Cable Channel, including the issuing of a regular catalog of products for mail-order sales. Also, Axum, Inc. will concentrate on wired-cable station contacts and presentations designed to sign up for downlink from Axum's satellite uplink of the planned cable channel. These will include advertising on those systems to encourage subscribers to ask their system to pick up the Axum Cable Channel signal.

Finally, Axum, Inc. plans to have a national website with a catalogue to penetrate the internet retailing market. A website with catalogue and credit card processing for Axum, Inc. CDs, CD-Rom, and D.A.T. products would give Axum, Inc. an enchanced Customer Service Capability 24 hours a day, 7 days per week, 365 days per year.

(i) there are no backlog of written firm orders at this printing.

(j) Axum, Inc. anticipates at the end of its first thirty six months to have about 50 full-time and part-time employees; including the officers and directors, Engineers, receptionist, Administrative Assistants, Graphic Artists, studio camera persons, sales managers and sales persons, control room personnel for TV recording, a program director, audio station personnel, and janitors.

(k) At present Axum,Inc owns no real estate or structure; the estimated cost to house the Axum Cable Channel calls for expending $2,812.50 per month on leasing a 5000 square foot structure to house Axum, Inc. and its Broadcast/Production facilities; The estimated cost lease-to-own the first Axum Arts Resorts structure is $2,812.50 per month.

(l) Axum, Inc. expects that many if not most of its products will require some form of copyright, patent or other protection. Copyrights will be necessary for original film products, books, audiobooks, audio and video, and CD-Rom products.

(m) Axum, Inc., will be a non-common carrier. This means that Axum, Inc. would be regulated by the Federal Government through the Federal Communications Commission, and the non-common carrier aspects (the video broadcasts for example) will be regulated to the extent that it must seek renewal of its broadcast license every 10 years and show that it broadcasted in the public interest.

(n) Axum, Inc. has no subsidiaries at this time, but will purchase John Sandy

Productions immediately after raising $500,000 from this Regulation-A Offering.

(o) Axum, Inc. has no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. It has not undergone any stock splits, dividend or recapitalization in anticipation of this offering.

(op Axum, Inc. believes that while obtaining a cable channel would be a big boost to its future broadcast plans, it still believes that if it only reached the $2,762,454 in this offering it could start the production aspects of Axum, Inc. to sell to other broadcasters and combined with the Axum Arts Resort work toward the Axum Cable Channel by the third year of operations.

Note: Because this Offering Circular focuses primarily on details concerning Axum, Inc. rather than the industry in which Axum, Inc will operate, potential investors may wish to conduct their own separate investigation of Axum, Inc.'s industry to obtain broader insight in assessing Axum, Inc.'s prospects.

RISK FACTORS

A. Limited Operating History. Axum, Inc. was incorporated on March 2, 2005, and has no operating history. Axum, Inc. financial's reflect a corporation slowly building business plans, but achieving minimal or no revenue. No major capilization has occurred in the 1 month since incorporation. Axum, Inc.'s fiscal reports reflect this nascent developmental period. (see **"Financial Statements"** and **"Balance Sheets"** in the appendix of this circular). The Incorporator Founder, Larry E. Johnson has guided Axum, Inc. since its incorporation, and shortly thereafter, just prior to this offering, Reynold Pierre-Louis joined him.

B. President is new to Telecommunications field. While Mr.Johnson holds a BA in History, an MAT in Education and American History, and Juris Doctor degree, he is a new corporate competitor to the Communications, Entertainment, and Resort Markets. Mr.Johnson has and continues to make sure that he is current on new communications technologies as Mr. Johnson,Inc. moves forward to compete. He is the driving force behind the formation of Axum, Inc., the business plan or mission of Axum, Inc. and the attempt to launch the new Axum cable channel and Axum Arts Resort.

C. Competition. Axum, Inc.'s business plan is to engage in all lawful business involving entertainment, communications and resort technologies. There are several long established corporations in this field with various spin offs and subsidiaries; Axum, Inc. initially will is publish books and audiobooks, then within 3 years establish the Axum Cable Channel, and concurrent with that process, anchor its primary goal into a viable Entertainment, Communications and Resorts company; Most of the proceeds from this offering will go for the purpose of equipping and establishing production & broadcast facilities for books and audiobooks and E-Commerce site and first Axum Arts Resort; and thereafter, funds will be moved to establish the Axum Cable Channel. There are many cable channels today, and the competition will be intense to land channel positions on various cable networks. Axum, Inc. will appeal to the general American population. There are many publishing companies competing in the general market. *Axum Cable Channel will be a family friendly, major genre*

entertainment channel.

D. Control by Incorporator Founders. Upon completion of this Offering, Axum, Inc.'s Incorporator Founder will own approximately 51% of Axum, Inc.'s outstanding Class A Common Stock. By virtue of his percentage share ownership, the lack of cumulative voting, and the bylaw requirements that at least one Incorporator Founder or their direct biological and adoptive heirs be on the Board of Directors at all times, and the bylaws requirement that they appoint 51% of the positions on the Board of Directors, he may be able to establish Axum, Inc.'s policies and generally direct its affairs. However, Class A Common Stock owners with their founding investment are guaranteed control over 49% of the board, many of the votes binding on Axum require at least a 2/3 majority of the board voting in favor, and Class B Common stock holders will be guaranteed at least one position on the Board of Directors after the first three years of Axum, Inc.'s existence.

E. Offering Price Arbitrarily Determined. The offering price of the shares hereunder was established arbitrarily by Axum, Inc based on a price list supplied to Axum, Inc. from Panasonic and Burst Communications, Inc. to supply a Broadcast studio, and by cost estimates supplied by book printers, and satellite access providers. There is no stock relationship between the offering price and any assets, book value, or existing shareholders' equity.

F. No Commitment to Purchase Stock. This Offering is being made by Axum, Inc. on a "best efforts" basis, without assistance of an Underwriter or broker network. Axum, Inc. will commence operations using funds from this offering when it has reached a minimum amount of $2,762,454. Until such time, all funds will be kept in a multisignature bank account with Wells Fargo Bank , Boulder, Colorado. Axum, Inc.'s priority task in the first year is to establish the book, audio-books & Audio & video production facility, and the opening of the first Axum Resort Motel; thereafter, priority will be the Axum cable channel, but the minimum amount will allow Axum, Inc. to begin operations in product production (books, audiobooks products, fully functioning e-commerce site, original broadcast quality programming etc) for sale to other retailers & broadcasters and the opening of the first Axum Arts Resort; All holders of Class A Common stock, including Incorporator Founder may purchase Class B Common stock in furtherance of the minimum; however, Class A Common Stockholders, including Incorporator Founder, are prohibited from voting in Class B Common elections or on the Class B Common's Director to the Board of Directors.

G. No Marektmaker. Axum, Inc. has no agreement at this time with any broker or dealer to act as a marketmaker for its stock.

Note: In addition to the above risks, business are often subject to risks not foreseen or fully appreciated by management. In reviewing this Preliminary Offering Circular potential investors should keep in mind other possible risks that could be important.

USE OF PROCEEDS IN THIS OFFERING

9. (a) The following table sets forth the use of the proceeds from this offering

	If Maximum Sold	
	Amount	(Percent)
Total Proceeds	$5,000,000	(100%)
Less: Offering Expenses	(0)	0.0%
Legal & Accounting	$5,286.85	.1%
Copying & Advertising	$5,000.00	.1%
	$10,286.85	.2%
Net Proceeds from Offering.	$4,989,713.15	98%
Use of Net Proceeds		
Axum Resort Motel	$800,002.00	16.0%
JSP Productions Acquisition	$500,000.00	10.0%
Studio Control Room	$325,000.00[1]	6.5%
Studio Lighting Package	$180,000.00	3.6%
Master Control	$400,000.00	8.0%
Studio Cameras (assessories)	$678,000.00	13.5%
Graphics	$250,000.00	5.0%
Studio Production	$343,420.00	6.8%
Elec News Gathering	$290,544.00	5.8%
Ad Insertion Equipment	$350,000.00	7.0%
Uplink/Downlink Satellite Dishes	$100,000.00	2.0%
Option/film rights	$275,000.00	11.5%
Axum Media.com Development	$28,980.00[2]	.5%
Audiobook Productions	$32,000.00	.6%
Personnel Salaries	$318,843.00	6.4%
Lease 5000 Sq Ft. Building	$34,687.00	.6%
Utilities	$48,949.00	.9%
General Supplies	$34,288.15	.7%
Total Use of Net Proceeds	$5,000,000.00	100%

(1) All Broadcast Equipment based on bid from Lyle Kaufman of Panasonic Broadcast Systems and Kirk Basefsky of Burst Communications, Inc.
(2) Website development costs are based on bids given by Earthnet, Inc.

USE OF PROCEEDS IF MNIMUM SOLD IN THIS OFFERING

The following table sets forth the use of proceeds from this offering if only the minimum amount is achieved in escrow by end date of this offering.

	If Minimum Sold	
	Amount	(Percent)
Total Proceeds	$2,762,454.00	(100%)
Less: Offering Expenses	(0)	0.0%
Legal & Accounting	$5,286.85	.2%
Copying & Advertising	$5,000.00	.2%
	$10,286.85	.5%
Net Proceeds from Offering.	$2,752,167.15	99.4%
Use of Net Proceeds		
JSP Purchase	$500,000.00	18.09%
Axum Resort Motel	$510,167.00	18.09%
Studio Control Room	$325,000.00[1]	11.76%
Studio Lighting Package	$180,000.00	6.51%
2 Cameras	$156,000.00	5.64%
Graphics	$250,000.00	9.04%
Studio Production	$243,420.00	8.81%
Axum Media.com development	$28,980.00[2]	1.04%
Audiobook productions	$32,000.00	1.15%
Personnel Salaries	$318,843.00	11.54%
Lease 5000 Sq Ft. Building	$34,687.00	1.25%
Utilities	$48,949.00	1.77%
General Supplies	$34,288.15	1.24%
Total Use of Net Proceeds	$2,752,167.00	100%

After examining the Use of Proceeds, the investor should note that Axum, Inc.'s management

(1) All Broadcast Equipment based on bid from Lyle Kaufman of Panasonic Broadcast Systems and Kirk Basefsky of Burst Communications, Inc.
(2) Website development costs are based on bids given by Earthnet, Inc.

anticipates that if the following events occur in the following order, Axum, Inc. will be a profitable, competitive, and growth oriented entertianment and communications corporation. Numbers 1 - 5 also list Axum, Inc.'s sequence of use to establish Axum, Inc's going buisness operations:

Event or Milestone	Expected manner of occurence or method of achievenment	Date or number of months after receipt of proceeds when should be accomplished
1. JSP Productions Acquisition	Reg-A Proceeds	Immediately upon receipt
2. Axum Resort Motel	Reg-A Proceeds	1 year from receipt
3. Entertain/prod center W/audio & Video production studios	Reg-A Proceeds	6 months from receipt
4. Axum.com	Reg-A Proceeds	3 months from receipt
5. Broadcast License	FCC	2nd year from receipt
6.Axum Cable Channel	Investment of Procceds from Regulation-A Offering.	First broadcast 3 years from acquisition of funds from this offering.

No steps toward these goals have occurred at this time. Steps 3 –6 would require the hiring of needed personnel, the rental of facilities, the purchase of the necessary equipment, and the commencement of operations. Step 5-6 would require a filing with the FCC, a showing of financial capability to operate, a commencement of operations within 12 months of permission to construct facilities.

DETERMINATION OF OFFERING PRICE

The offering price of the shares offered in this circular was established arbitrarily by Axum, Inc. based on the cost of establishing a Cable Channel, produce audiobooks and book products, and develop fully functional Axum Resort Motel. There is no direct relationship between the offering price and any assets, book value, or existing shareholders' equity.

DILUTION

Not applicable.

SELLING SECURITY HOLDERS

Not applicable

PLAN OF DISTRIBUTION

The shares will be sold at $1.00 per share. The Company reserves the right to reject any order for purchase of Shares in whole or in part for any reason.

Axum, Inc. will make all sales of shares. No person acting individually shall, or acting as an officer apart from the Board of Directors of Axum, Inc., may solicit from or receive payment for Axum, Inc. shares except while sitting as the Board of Directors of Axum, Inc. Only the Board of Directors may receive payment for or issue any shares on behalf of Axum, Inc. Axum, Inc. will make all communications through advertisements for the sales of shares to the population at large. Neither any Board Member nor any other top managers, will be compensated directly or in-directly for shares sold by Axum, Inc.. Following this offering's effective date, the Board of Directors will issue press release, run radio and television advertisements, and publish full page newspaper advertisements in local and national papers, and advertise in metro yellow pages.

No other employees or directors of the Company will be involved in the selling efforts described, and no salary, bonus, or other renumeration is based upon or tied to the sale of the securities offered hereby.

The Shares will be offered and sold by the Company totally through its own efforts. No broker or dealer has been retrained or is under any obligation to purchase any Shares. The Company reserves the right to work with brokers. Subject to applicable federal and state security laws, the Company's officers will not receive any underwriting discounts, commission or other compensation from the Company in connection with the Offering of the Shares.

This Offering shall remain open for a period of 90 days commencing on Jan 24, 2006, and may be extended for an additional 90 day periods by and through the sole discretion of Board of Directors up to April 24, 2006

Shares may be purchased by completing and delivering a Subscription Agreement along with the purchase price by check to the Company. Purchase of Axum, Inc.'s shares is an automatic consent and agreement to Axum, Inc.'s bylaws as contractually binding. A copy of those bylaws will accompany every Offering Circular. Checks should be made payable to Axum Incorporated. or Axum, Inc. All proceeds will be deposited in Bank of the West Bank, Boulder, Colorado, in a multisignature bank account. The Company will commence use of the proceeds at the discretion of the Board of Directors; otherwise, all funds will be fully refunded.

LEGAL PROCEEDINGS

Not applicable.

DESCRIPTION OF SECURITIES

The Company is authorized to issue 5,000,000 shares of Class B Common Stock, par value $1.00, of which 0 shares were issued and outstanding. Each shareholder is entitled to one vote per share on all matters designated to be voted on by class B Common stock shareholders. Class B Common stock shareholders have preemptive rights for the first three years of the Companies existence (Preemptive Rights refer to the privilege of a stockholder to maintain a proportionate share of any new stock issues. The existing shareholder would have the right to buy additional shares of a new issue to preserve his or her equity before others have a right to purchase shares of the new issue); After the third year, the Board of Directors can renew at it's discretion. There is no right to cumulative voting, and Class B Common shareholders can vote one member to the Board of Directors (Class A Common Shareholders cannot vote on this board member). Besides voting for a member of the Board of Directors, Class B shareholders may vote on all matters not specifically denied them, or authorized to be in the sole power or privlege of the Board of Directors, or authorized to be the sole voting power of Class A common stock. The shares of Class B Common Stock are not subject to repurchase by the Company or conversion into any other securities. All outstanding Shares of Class B Common stock will be fully paid and nonassessable.

Class A Common stock, not part of this offering, determine the size, scope, powers and privileges of the Board of Directors. Class A Common Stock owners with their founding investment are guaranteed control over 49% of the Board of Directors. Class A Common stock holders carry perpetual preemptive rights, serve four year terms if elected to the Board of Directors, have limited restrictions on transfer of Incorporator Founder Class A Common stock such as a 45 day cooling off or rescind period, can decide critical deadlock or hostile takeover attempts by simple majority vote at the call of the Incorporator Founders, and if non-Incorporator Class A Common Stock, are freely tradeable on the open market without restrictions unless a restriction option is taken at purchase; Class A Common stock also have first rights to dividends or to amounts distributable on liquidation.

The Company bylaws mandate that Class A Common stock (not part of this Offering but was part of a earlier private offering) determine the size, scope, powers and privileges of the Board of Directors. It mandates that 51% of Class A Common stock remain the ownership, possession, or control of the Incorporator Founders or their direct biological or adopted heirs unless all Incorporator founders and their direct biological or adopted heirs consent in writing to the sell. Although the Incorporator Founders must retain 51% of the Class A Common shares, and thus practical control of Axum, Inc., the day-to-day operations of Axum, Inc. or the binding of Axum, Inc. to any contractual arrangement in the ordinary course of business requires a 3/4 vote of the Board of Directors. Incorporator Founders, Class A Stockholders, and Class B Stockholders all vote members to the Board of Directors. Finally Class A shares enjoy priority rights to dividends and liquidation funds over Class B Shares, as a matter of order of disbursement not amounts disbursed.

Shareholders are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all net assets available for distribution to such holders after satisfaction of all obligations of the Company. It is not

anticipated that any dividends will be paid by the Company in the foreseeable future since the Company intends to follow the policy of retaining its earnings to finance the growth and consolidation of its presence in the Telecommunications market. Future dividends policies will depend upon the Company's earnings, financial needs and other pertinent factors.

The Company intends to apply for listing of its Common stock on all exchanges possible when the Company has grown and meets the applicable listing requirements and Management deems such a listing beneficial and appropriate. The Offering Statement, of which this Offering Circular is a part, has been filed as a Regulation-A Offering.

The Company will serve as its own transfer agent for its common stock. Each year the Company will prepare and distribute an Annual Report which will describe the nature and scope of the Company's business and operations the prior year and contain a copy of the Company's financial statements for its most recent fiscal year.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Larry E.Johnson, President and CEO of the Company, also acts on pro-bono basis as legal counsel to the Corporation on all legal matters, including those concerning the registration or offering of the securities herein. At present, his interest is 600 shares of Class A Common stock, at $1.00 per share and $1.00 par value, issued to him as Incorporator Founder, and not for any legal services performed for this offering process.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES FOR SECURITIES ACT LIABILITIES

Any Director, Officer, or Underwriter of this Corporation held to answer to any judgement in a court of law for damages shall be indeminified if the Class A Common Shareholders determine in its independent evaluation, by 3/4 of shares present and voting at a special indeminification meeting after any trial, the judgment flowed from conduct that was a result of both objective loyalty to the Company and the action of a reasonably prudent business person.

ORGANIZATION WITHIN THE LAST FIVE YEARS

Not applicable

DESCRIPTION OF PROPERTY

As stated above, Axum, Inc. neither owns real esate at this time nor rents facilities; after

receipt of proceeds, Axum, Inc. plans leasing a facility at an estimated minimum cost of $2,812.50 per month. Axum, Inc.'s also plans are to lease-to-own an additional facility for its Axum Arts Resort; Axum, Inc. plans are to lease for an initial 3 years from the effective date of its broadast or production operations. No funds from this offering have been earmarked for land purchase, but Axum's Board reserve the right to make such a purchase if the opportunity does arise.

Axum, Inc.'s policy for the acquisition of real estate assests is primarily to house and provide services and products from its entertainment, communications & resort activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for the Company's Common Stock. See "**DESCRIPTION OF SECURITIES.**" The offering price of the Shares was determined arbitrarily by management of the Company, and should not be considered as an indication of the actual value of the Company. Axum, Inc. plans to register it's securities on a gradual basis over three years from the close of this offering until it's shares can be sold in all fifty states and all public markets. Such registration shall include Colorado, New York, California, Illinois, Florida, and Texas as a first teir of registration.

At Present, The Incorporator founder holds no shares of Class B Common Stock. No dividends have been declared. Axum, Inc. does not plan to delcare dividends in the near future. It's policy is to invest all initial profits to secure its position in the entertainment and communications field. Future dividend policies will depend upon the Company's earnings, financial needs and other pertinent factors.

EXECUTIVE COMPENSATION

No written contracts have been finalized with any executives for Axum, Inc. operations to date. All work for Axum, Inc by executives to date have been on a pro-bono basis. No executive has received any salary because Axum doesn't yet have the revenue to have salaried positions. No salary will be instituted until and unless the minimum proceeds from this Regulation-A offering are received as shown in the "**Use of Proceeds**" page of this preliminary offering circular. There is presently no retirement and health benefit program for employees.

FINANCIAL STATEMENT

(See attached at end of document)

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Purusant to bylaws of Axum, Inc. all Directors, Officers or controlling persons are indeminifiable to the full extent of any judgement in damanges for any act performed in the course of Axum, Inc.'s business that the Class A Common Stock holders find to flow from activity performed both in objective loyalty to the Company and in a reasonably prudent business person manner.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Item	Amount
(1) Registration Fee	$0
(2) Advertising/ Stock Certificate distribution/mails	$4,000.00(estimate)
Total	$4,000.00

RECENT SALE OF UNREGISTERED SECURITIES

Larry E.Johnson received 600 shares of Class A Common Stock as Incorporator Founder of Axum, Inc. in the form of a private offering under section 4(2) of the Securities Act; these shares are priced at $1.00 per share. As Incorporator and President of Axum, Inc., he is in a indisbutable position to know the financial and operational nature of Axum, Inc.

The Company sold 40 shares of Class A Common Stock to Reynold Pierre-Louis at $1.00 per share; Reynold is a 20 year college friend of Mr. Johnson. The company received $90.00 in cash for 90 Class A Shares. In the sale of these unregistered securities, Axum used the Private Offering Exemption of Section 4(2) of the Securities Act. Reynold has been voted onto the Board of Directors. All financial information, at the time of the sale, was made available for him to purchase his Class A Shares.

EXHIBITS

(1) Articles of Incorporation as amended are enclosed. See appendix.

(2) Bylaws of the Company are enclosed. See appendix.

(3) Subscription form of this Preliminary Offering is enclosed. See appendix.

(4) Legal Opinion Letter. See Appendix.

(5) Financial Statements. See Appendix.

UNDERTAKINGS

Not applicable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that this original filing dated January 4, 2006, significantly meets all of the requirements of filing a Regulation-A offering ciruclar and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Boulder, State of Colorado, on January 4, 2006.

Axum, Inc.
(Registrant)

Larry E. Johnson, President
(Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Larry E. Johnson (Signature)	(Signature)
Director/Incorporator Founder. (Title)	(Title)
(Date)	(Date)
(Signature)	(Signature)
(Title)	(Title)
(Date)	(Date)

APPENDIX

FINANCIAL STATEMENTS

ARTICLES OF INCORPORATION

LEGAL OPINION LETTER

AXUM, INC. BYLAWS

SUBSCRIPTION FORM

Balance Sheet:

March 1, 2005 - January 4, 2006

Assets:

Current Assets

Cash and cash equivalents	$	600.00
Other Assets		
Trademark		50.00
Total Assets	$	650.00

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities	
Notes Payable (to incorporator founder)	0
Total Current Liabilities	0

EQUITY

Stockholders' Equity	
Class A Common Stock at $1.00 Par value; 1,000 shares authorized; 1,000 shares issued and outstanding	1,000.00
Additional Paid-in Capital	0
Deficit accumulated during this development stage	0
Net Stockholders' Equity	1,000.00
Total Liabilities and Stockholders' Equity	$1,650.00

Axum, Inc.
Financial Statement

AXUM INCORPORATED
(A Development Stage Company)

Statement of Cash Flows:
Increase (Decrease) in Cash and Cash Equivalents

Period from March 1, 2005 - January 4, 2006

Cash Activities: Operations		
Inflow from Sales		$0
CASH OUTFLOWS:		
	0	
CASH ACTIVITIES INVESTMENT OUTFLOWS		
	0	
CASH ACTIVITIES: FINANCING INFLOWS		
Cash from Class A Common Stock Sales	600.00	
CASH ACTIVITIES: FINANCING OUTFLOWS		
Loan repayments	0	
Net Cash Inflow		$600.00

Axum, Inc.
Financial Statement

AXUM INCORPORATED
(A Development Stage Company)

Income Statement:

March 1, 2005 - January 4, 2006

Sales	0
Costs and Expenses	
	0
Total Costs and Expenses	0
Net Income	$ —

Axum, Inc.
Financial Statement

AXUM INCORPORATED
(A Development Stage Company)

Statement of Stockholders' Equity
Increase (Decrease) in Cash and Cash Equivalents

Period from February 7, 2005 - January 4, 2006

Common Stock

	Class A Shares	Amount Shares	Class B Shares	Amount Shares	Additional Paid-in Capital	Deficit Accumulated During the Developmental Stage
Balances March 1,2005 (inception)	___	$____	___	$____	$____	$______
Issuance of $1.00 par value Class A Common Stock For services	90	90	___	____	90	______
Issuance of $1.00 par value Class A Common Stock for cash	600	600	___	____	600	______
Issuance of $1.00 par value Class A Common Stock for cash	—	—	___	____	—	______
Net loss for period	=	=	=	=	=	=
BALANCES January 4, 2006	**1000**	**1000**	=	=	**1000.00**	=

AXUM INCORPORATED
(A Development Stage Company)

Statement of Stockholders' Equity
Increase (Decrease) in Cash and Cash Equivalents

Period from February 7, 2005 - January 4, 2006

Common Stock

	Class A1 Shares	Amount Shares	Class B Shares	Amount Shares	Additional Paid-in Capital	Deficit Accumulated During the Developmental Stage
Balances March 1,2005 (inception)	___	$____	__	$____	$____	$______
Issuance of $1.00 par value Class A1 Common Stock for cash	___	______	__	_____	_____	______
Net loss for period	=	=	=	==	=	===
BALANCES January 4, 2006	**1000**	**1000**	–	==	**1,000.00**	==

Axum, Inc.
Financial Statement

AXUM INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS:
Period from March 1, 2005—January 4, 2006

Note 1 — Summary of Significant Accounting Policies

Organization and Operations. The Company has been in the development stage since its formation on March 1, 2005. The Company did not begin capital investment activities for operations until this fiscal year, January 1, 2006. The Company foresees 2006-07 as a period in which operational preparations for its media production (including the JSP acquisition) and the opening of the first Axum Resort Motel facilities will be complete, and sees in the 2nd half of 2007 a steady rise in revenue.

Income Taxes. The Company filed an election under Subchapter S of the Internal Revenue Code to have its income taxed to stockholders of the Company. Accordingly, there is no provision for income taxes included in the financial statements. Upon completion of the Company's public offering, it is likely that the Company's Subchapter S Election will terminate as the number of stockholders will likely exceed the amount permitted under Subchapter S.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Their fair value of cash and cash equivalents approximates their carrying amount.

Advertising. Advertising costs are charged to operations in the year incurred.

Research and Development. Research and Development costs are charged to operations when incurred.

Note 2 — Common Stock

The Company's stock is divided into three classes: Class A common stock and Class B common stock. Class B common stock is being offered during this Regulation-A Public Offering. Class A common stock was the subject of an earlier private offering; Class A common stockholders elect, along with the Incorporator Founder, the majority of the Board of Directors. Class A common stockholders receive preferential rights to dividends or liquidating distribution over Class B shareholders. This means "preferential" refers to order of sequence: Class A Common shareholders receive dividends or liquidation prior to Class B common shareholders.

Note 3 — Operating and Liquidity

The Company's ability to continue as a going concern will be dependent on management's ability to raise capital to fund operations of the Company. Management intends to raise capital through a public offering. If the public offering is not successful, other actions will be required by the management to raise capital

AXUM INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS:
Period from March 1, 2005 - January 4, 2006

Note4 — John Sandy Productions Acquisition (JSP)

The Company's ability to be a going concern will be greatly enhanced with the acquisition of JSP, a for-profit operation in the media production industry. JSP has already has been in operation for over 10 years and have average revenue in $600,000 per year range, the last 3 years.

Larry E. Johnson
Attorney at Law
360 Jade Street
Broomfield, Colorado 80020
Tel.303-469-4619/Fax.303-410-6534
Email: esqlej@aol.com.

January 4, 2006

Re: Legality of Securities Bring Offered.

After examination regarding Axum, Inc.'s Regulation-A Offering Statement, it is my legal opinion that Axum, Inc.'s Offering Circular, and the securities offered herein, will result in a legal offering to the public. All securities outstanding are, and all securities when sold at the close of this offering, will be fully paid and nonassessable.

Sincerely,

Larry E. Johnson

Larry E. Johnson
Attorney at Law, #23990

AXUM INCORPORATED BYLAWS

Section.

1. The common stocks of Axum, Inc. shall be in three classes: a "Class A Common Stock," and a "Class B Common Stock." Class A Stocks shall be the controlling stock of Axum, Inc. Class A Common Stock transferred outside the possession, ownership or control of a founder's direct biological or adopted heir is null and void unless such transfer is pursuant to the terms and conditions of these by laws by clear and convincing written evidence thereto.

2. (a) Class A Common Stock owners shall have the power to determine the size, scope, powers and privileges of the Board of Directors; (b) for the purposes of carrying out subsection (a) of this section, all votes shall be by majority vote of Class A Common stock; (c) At least one Incorporator Founder or the Incorporator Founder's direct biological or adopted heir must be on the Board of Directors at all times, unless 125 years have elapsed or there are no longer any such direct biological or adopted heirs; (d) the majority of the Board of Directors shall be appointed or elected by majority vote of all outstanding Class A Common shares.

3. The Board of Directors shall consist solely of Class A Common stockholders, the first three years of its existence. This provision shall expire in 2008.

4. Any vote that may threaten the independent existence of Axum, Inc., shall be by 2/3 vote of all outstanding Class A Common Shares, and, by unanimous vote of all Incorporator Founders or their direct biological and adopted heirs.

5. Holders of Class B Common Stock may vote in all other matters not specifically denied them, or authorized to be the sole power or privilege of the Board of Directors, or authorized to be the sole voting power of Class A Common Stocks.

6. The Board of Directors, upon official notification of the formation of Axum, Inc., from the authorized government entity, shall be empowered to issue 1000 shares of Class A Common Stock . 600 Class A Common Stock shares shall be issued to the Incorporator Founder of Axum Media, Inc, Larry E. Johnson, upon official notice of Axum, Inc.'s. formation. The remaining shares may be sold to members of the general public. Class A Common Stock may be issued after the initial 1000 Class A Common shares are transferred, and if done so, it must be by unanimous agreement of all members of the Board of Directors, and only when the survival of Axum Media is unambiguously at stake. Fifty one percent (51%) of all Class A Common Stock shares shall remain in ownership, possession, or control of the Incorporator Founders or the direct biological and adopted heirs for 125 years. All Axum, Inc., founders have perpetual preemptive rights.

(a) The Board of Directors, upon official notification of the formation of Axum, Inc. from the authorized government entity, shall be empowered to immediately raise operating capital by issuing five million shares (5,000,000) shares of Class B Common Stock to the general public by means of a Regulation-A public Offering.

7. All Shares shall have the Nominal Par Value of $1.00

8. The Board of Directors shall have the sole power to determine the price at which new shares are to be issued.

9. Preemptive Rights are granted with a three year sunset for Class B Common stock; after 3 years, unless otherwise voted an extension by the Board of Directors, Class B Common Stock preemptive rights shall terminate automatically without further action by the Board of Directors.

10. Axum, Inc. may engage in all lawful business connected to or associated with the field of publications, entertainment, telecommunications and communications media. Included but not limited by this list is: book publication, magazine publication, television, cable, radio, internet & Computer publication or communication technologies, ownership & operations of bookstores, cable & television stations, radio stations, movie productions, and Axum Resort Motels. Axum, Inc., will also engage in any other lawful business, whether communications, entertainment, or any other retail business.

11. The Board of Directors shall register & protect Axum, Inc.'s trademark. The Trademark shall appear (where feasible) on all Axum Media's products, buildings, and modes of transportation. The Trademark with the lettering of "Axum, Inc." shall not be altered for any reason except in response to a Court order because of alleged infringement by Axum, Inc.

12. All members of the Board of Directors, except the Incorporator founder & Founders of Axum, Inc. or their direct biological and adopted heirs, may be removed without cause by shareholders if voted onto the Board by Class B Common Stock shareholders. All non-founder members of the Board of Directors voted to the Board by Founders of Axum Media or their direct biological or adopted heirs, may be removed without cause if voted removed by a majority of Founders of Axum Media or their direct biological or adopted heirs.

13. Founders of Axum, Inc., or their direct biological or adopted heirs may be removed from the Board of Directors by other founders or their direct biological and adopted heirs for acting below the standard of a reasonably prudent person. Removal must be by a majority of all living founders or their direct biological and adopted heirs. Incorporator Founders or their direct biological or adopted heirs may not be removed, if such removal would violate sec.2 of these bylaws.

(a) A Founder of Axum, Inc. is defined as a person or persons who purchase Class A Common shares of Axum, Inc. prior to the Axum's initial public offering through Regulation-A, as of January 24, 2006..

14. All Founder Board of Director Members (not non-founders voted on the Board by founders) serve a term of four years unless otherwise re-elected by majority vote by Class A Common Stock owners. Incorporator Founders terms are without limit.

15. A majority of outstanding Class A Common Stock shares must be present, along with at least one Incorporator Founder or the direct biological or adopted heir of an Incorporator Foun-

der, to constitute a quorum to vote any person onto the Board of Directors.

(a) A person's) shall be voted onto the Board of Directors pursuant to receiving a majority of votes from all outstanding shares based on one vote per share and the following formula: (I) Fifty-nine(51%) of the Board of Directors shall be voted solely by the Incorporator Founders and their direct biological or adopted heirs. (ii) Forty-percent (49%) of the Board of Directors shall be voted solely by the Founders, Class A shareholders (iii) One percent (1%) or at least one person shall be voted onto the Board of Directors solely by Class B Common stock owners or record.

(b) All votes must be by share owners of record on the books of Axum, Inc. as of the date of the voting for Board of Directors.

16. All Class B Common Stock Board of Directors Members, or non-founder board members voted onto the board by founders, serve a term of two years unless otherwise re-elected by a majority of voting shares of Class B Common stock.

17. The Board shall have the sole power to bind Axum Inc in business affairs by the making and enforcement of contracts. A quorum for any meeting of the Board shall consist of 51% of outstanding Class A Common Shares present at the Board. At least one Incorporator Founder or the direct biological or adopted heir of an Incorporator Founder at the meeting shall be a prerequisite for any quorum to exist. Binding Axum, Inc. shall occur upon three-fourth vote of the Board present at the meeting; however,

(a) During Axum Inc.'s start-up period & developmental period, the Incorporator Founder may act independently by majority vote of his 51% outstanding shares, in the course of business, to establish any necessary business foundation, company credit, investor relations, and binding contracts for Axum's survival and prosperity within the Incorporator Founder's sole discretion; one year, 1, from the date of incorporation, this provision shall expire, unless earlier revoked by a 2/3 vote of the Board of Directors.

(b) The Board shall be empowered to oversee the fulfillment of Sec 21 of these bylaws.

18. The Board may delegate details of the actual daily operations of Axum, Inc., to other officers and agents, but must oversee those activities as a reasonably prudent business person would.

(a) The Board members owe a fiduciary duty to the Corporation and a duty of loyalty; the Board shall fix the compensation of directors, officers and agents. Compensation may be fixed by majority vote. Compensation of directors may not be reduced during their elected term, except in survival emergencies for Axum, Inc.

19. The Bylaws or Articles of Incorporation of Axum, Inc. may be amended within the sole power of the Board by majority vote; however, amendments to the bylaws or Articles of Incorporation that would in fact diminish the powers & privileges of Class A Common stock shall be prohibited.

20. An amendment to the bylaws or articles of incorporation that later operates to diminish the power or privileges of Class A Common Stock becomes null and void upon its operation, and the amendment is considered stricken from the bylaws and articles of incorporation; Powers and privileges granted to Incorporator Founders or their direct biological and adopted heirs are in-

violate and unamendable for one hundred and twenty years (120 years) from the date of incorporation. After 120 years, these powers and privileges may be amended by 2/3 vote.

21. Axum, Inc., respects the Christian Faith as founded by Christ and His Apostles, and handed down through the ages through bishops, saints, martyrs, confessors, pastors, teachers and renown writers of mainstream stature such as C.S. Lewis and Martin Luther King Jr.; Axum, Inc., shall not engage in any lawful business that rejects, degrades that faith, or that cannot be supported in the writings of the Ancient Fathers of the Church and the dogmatic decrees of the first Seven Ecumenical Councils of the Christian Faith held between 325 A.D. and 767 A.D.

22. The Board of Axum, Inc., shall meet in regular meetings to consider all lawful business, no less than 7 times per year; the Board shall also meet in regular meetings at least once each quarter. All other dates and times when the Board meets shall be at the Board's discretion. The third year following Axum's incorporation, this provision shall lapse, and the Board shall either vote it back into the bylaws or revise the provision.

23. Neither an Incorporator Founder nor the Incorporator Founder's direct biological or adopted heirs shall give over possession, control or ownership of their Class A Common Shares in Axum, Inc., by means of proxy of any kind or to creditors for any reason. Such transactions with regard to Incorporator Founders and their biological and adopted heirs are void from inception.

24. Incorporator Founders and their direct biological and adopted heirs may not transfer their Class A Common shares by means of will, trust, sale or other factors outside other direct biological or adopted heirs without the express consent, in writing after a 45 day evaluation period, of all Incorporator founders and their biological and adopted heirs, following execution of said transfer of Class A Common Stock to rescind transfer for any reason whatsoever.

(a) Nothing in this provision shall operate to deny Incorporator Founders the power to sell some part of their Class A Common shares so long as the number of shares remaining in the possession, ownership and control of the Incorporator Founder's) or the Incorporator Founder's direct biological or adopted heirs remains at 51% or greater within the 120 year prohibitions of these bylaws.

(b) Nothing in this provision shall operate to amend or abridge, nor shall it be interpreted to amend or abridge, sec.23.

25. The term "adopted heir" of Incorporator Founders or their direct biological heirs, refer to those adopted at an age of seven years or younger, who have remained in the direct line of the Incorporator Founders or their direct biological heirs no less than seven years following that adoption, before becoming eligible to inherit their shares of Axum, Inc.

26. At the divorce of Incorporator Founders and Founders or their direct biological & adopted heirs, the Incorporator Founder and Founders spouse shall take nothing, if the filing for divorce shall take place on or before April 5, 2005, or any time thereafter but before April 5, 2012; unless, the divorce is initiated by the Incorporator Founder or Founder, in which case, the Spouse shall take an equal division of Axum, Inc., shares.

(a) The spouses of direct biological & adopted heirs shall take an equal division of

Axum, Inc. at divorce; unless, the divorcee is an adulterous spouse, in which case, said adulterous spouse shall taken nothing.

27. To transfer their shares by sell, gift, death or bankruptcy, the direct biological and adopted heirs of Incorporator Founders must first attempt to transfer to other direct biological and adopted heirs.

28. Owners of Class A Common Stock, not Incorporator Founders or their direct biological and adopted heirs prior to 120 years, may sell their stock to the corporation if another Class A Common Stock owner is unable to purchase said stock; the purchase price shall be paid in annual installments upon separation from Axum, Inc.; Furthermore, the aggregate amount of said price may be adjusted up or down depending on the profitability of Axum, Inc. in the years following the exercise of this share transfer provision.

29. (a) Transfer of shares between Incorporator Founders, Founders, and their direct biological and adopted heirs shall be at a reasonable market price unless less is agreed to for extraordinary reasons, objectively measured. If one party owning Incorporator Founder shares insists on the reasonable market price, they shall allow others owning Incorporator Founder or Founder shares to purchase by installment at an annual installment. The period of installment shall be determined by objective good faith negotiations.

(b) All shareholders may, excluding Incorporator Founders, be bought out by the corporation, by means of the cash repurchase of the shares of that shareholder, at the discretion of the Board of Directors; the buy out shall be by fair market value on the same formula described in 30(a) above.

30. These bylaws are binding on all shareholders. All Shareholders, having purchased shares, agree to the terms and conditions of these bylaws in exchange for the privilege of purchasing said shares in Axum, Inc.

31. In the case of deadlock on the Board, or in cases of attempted hostile takeover, the Incorporator Founders or their direct biological and adopted heirs may call a meeting in which the majority of Class A Common stock shares outstanding constitute a quorum. All decisions touching on the deadlock or hostile takeover attempt shall be carried by a simple majority vote of the outstanding Class A Common Stock cast in the affirmative of any motion.

32. Class A Common stock may be traded on the open Market. Subsequent transfers of Class A Common stock beyond original issue will not act to diminish the powers and privileges of Class A Common Stock. Nothing in this section shall remove the restrictions on transfer of Incorporator Founder stock; nothing in this section removes the restriction that Class A Common stock is limited to 1,000 shares except as described in these bylaws.

33. Class A Common shareholders shall have the status of Preferred shares. The sole feature of such shares, besides all the rights given to Class A Common Stockholders by these bylaws, shall be preferential rights to dividends or to amounts distributable on liquidation, or to both, ahead of Class B Common Shareholders.

34. Any director, officer, or underwriter of this corporation held to answer to any judgment in a court of law for damages, shall be indemnified if Class A Common Shareholders determine after its independent evaluation, by ¾ of shares present and voting at a special indemnification meeting after any trial, the judgment flowed from conduct that was a result of both objective loyalty to the Company and the action of a reasonably prudent business person.

35. The annual meeting of stockholders shall be held on the second Friday of May each year, in the City Boulder, in the State of Colorado; this provision may not be altered prior to 2012.

36. A special meeting of stockholders may be called at anytime other than the annual meeting by ¾ of the Board. The Board shall specify with particularity the purpose of such meeting.

37. Every stockholder of Class B Common stock having voting power may vote by proxy; Every stockholder of Class A Common stock having voting power may vote by proxy, except this provision shall not apply to Incorporator Founders.

38. The Corporate Officers of Axum, Inc., shall consist of a President, Chief Executive Officer, Chief Financial Officer, Senior Attorney, one or more Vice-Presidents, an Executive Assistant, an Executive Secretary, one or more Assistant Secretaries, a Treasurer, and such other officers as the President may create subject to the ratification of the Board.

39. The President shall preside at all meetings of the Stockholders and Board of Directors and the President shall be the executive and administrative officer of the Corporation. The President shall have the power to appoint officers, agents, and other such employees as in the President's judgment may be necessary and proper for the transaction of the business of the corporation. He shall submit to the Board prior to the date of the Annual Meeting of Stockholders, an annual report of the operation of the Corporation during the preceding fiscal year, complete detailed statements of all income and expenditures, a balance sheet showing the financial condition of the corporation at the close of such fiscal year. The President shall have the power to appoint all other officers of the corporation and set their salaries subject to the approval of the Board.

(a) The Chief Executive Officer shall share all the powers of the President, subject to the veto of the President.

(b) The Executive Assistant shall assist the President in all the functions of the President, at the discretion of the President, except the veto power over the Chief Executive Officer.

40. The Executive Secretary shall record the proceedings of all meetings of the Board and the Stockholders in books kept for that purpose; The Executive Secretary shall be custodian of the company seal; the Executive Secretary shall oversee the operations of all other administrative secretaries in the company.

41. No certificate for shares of the capital stock of the corporation shall be issued in place of any certificate alleged to have been lost, stolen, or destroyed, except by order of the Board and a delivery to the corporation of a bond of indemnity in an amount satisfactory to the Board executed by the person to whom the stock should be issued and also by an approved surety company, against any claim upon or in respect of such lost, stolen or destroyed certificate.

42. The Board may fix the time, not exceeding forty days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, or the date when any change or conversion of capital stock shall go into effect, during which the books of the corporation shall be closed against transfer of stock, and may close such transfer books for a period not exceeding forty days in connection with obtaining the consent of stockholders for any purpose.

43. Whenever any notice whatever is required to be given by statute or under provisions of Certificate of Incorporation or Bylaws of the corporation, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Having read and thoroughly discussed these bylaws and all amendments thereto, the Board, including all its incorporator founders and founders, do affix their signatures hereto.

Larry E. Johnson 3/1/2005

Larry E. Johnson Date
President/Senior Attorney/
Incorporator Founder